UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Garrett Motion Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
366505105
(CUSIP Number)
Susanne V. Clark
Senior Managing Director, General Counsel and Chief Sustainability Officer
c/o Centerbridge Partners, L.P.
375 Park Avenue, 11th Floor
New York, New York 10152
(212) 672-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 12, 2023
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105	Schedule 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Partners Master, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
11,721,162

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
11,721,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,721,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.41% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) All calculations of percentage ownership herein are based on a total of 266,014,442 shares of Common Stock issued and outstanding after giving effect to the conversion of all shares of Series A Cumulative Preferred Stock of Garrett Motion Inc. and the payment of accrued and unpaid dividends on such shares, as reported by Garrett Motion Inc. in a Form 8-K filed on June 13, 2023.

CUSIP No. 366505105	Schedule 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Partners Offshore General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
11,721,162

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
11,721,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,721,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Cayman GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
11,721,162

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
11,721,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,721,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit GP Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
11,721,162

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
11,721,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,721,162

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 6 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Special Credit Partners III-Flex, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
30,608,979

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
30,608,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,608,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 7 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Special Credit Partners General Partner III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
30,608,979

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
30,608,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,608,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 8 of 12

1	NAMES OF REPORTING PERSONS
CSCP III Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
30,608,979

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
30,608,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,608,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 9 of 12

1	NAMES OF REPORTING PERSONS
Jeffrey H. Aronson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
42,330,141

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
42,330,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,330,141

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This amendment (this “Amendment No. 3”) amends the Schedule 13D filed by the Reporting Persons on May 13, 2021 (the “Original Schedule 13D”, as amended by that certain Amendment No. 1 filed by the Reporting Persons on April 14, 2023, the “Schedule 13D Amendment No. 1”, as further amended by that certain Amendment No. 2 filed by the Reporting Persons on June 7, 2023, the “Schedule 13D Amendment No. 2”, and, as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D, the Schedule 13D Amendment No. 1, or the Schedule 13D Amendment No. 2, as applicable. The Schedule 13D is amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

Effective after the close of market on June 12, 2023, each outstanding share of Series A Preferred Stock of the Company converted into one share of Common Stock. In addition, holders of the Series A Preferred Stock as of the conversion are entitled to receive, in respect of each share of Series A Preferred Stock held immediately prior to the conversion, a payment of the accrued and unpaid dividends on the Series A Preferred Stock through June 30, 2023, plus an additional amount that represents the dividends that would have accrued on the Series A Preferred Stock through September 30, 2023. In the aggregate, this additional payment per share of Series A Preferred Stock is comprised of $0.144375 in cash, and approximately 0.104379 shares of Common Stock (representing $0.853509 in accrued and unpaid dividends per share, valued at $8.177 per share), subject to adjustment to avoid the issuance of fractional shares of Common Stock. As a result of the conversion, 9,160,474 shares of Series A Preferred Stock held by Credit Partners Master were converted into shares of Common Stock, and 22,869,013 shares of Series A Preferred Stock held by SC III Flex were converted into shares of Common Stock. In addition, Credit Partners Master and SC III Flex received 956,163 shares of Common Stock and 2,387,050 shares of Common Stock, respectively (valued at $8.177 per share), and approximately $1,322,543 and $3,301,714 in cash, respectively, in respect of accrued and unpaid dividends on the Series A Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b).

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c).

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference in this Item 5 (c).

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: June 14, 2023
CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.

By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson